Exhibit 99.4

Ambow Education Receives Bid for Company's Assets in China

BEIJING, Sept. 20, 2022 /PRNewswire/ -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”) from Clover Wealth Limited (“SPV”) to acquire all of the Company's business assets in China. The sale of these assets is in-line with applicable PRC's regulatory requirements introduced in 2021.

Dated September 13, 2022, the Proposal Letter outlines the SPV's intent to acquire (i) all of the equity interests in WFOEs and VIEs of the Company, and (ii) all of the intellectual properties used in the conduct of business of WFOEs and VIEs and owned by  a subsidiary of the Company (the entities and assets described in (i) and (ii), representing substantially all assets of the Company other than the Company's U.S. assets, collectively the “Target”). The purchase price for the Target is approximately $10 million.

Consistent with its fiduciary responsibilities, the Board has begun to carefully evaluate the Proposal Letter to determine the course of action it believes is in the best interest of the Company and its various stakeholders, including plans to engage an independent valuation firm to assess the Target's valuation. AMBO shareholders do not need take any action at this time.

Along with the proposed sale of its operations in China, the Company also announced that Mr. KJ Tan, Ambow's Chief Financial Officer, has resigned, effective September 19, 2022. Dr. Jin Huang, President and Chief Executive Officer of Ambow, will serve as Acting Chief Financial Officer until a replacement is appointed.

“Disposing of our assets in China gains us more resources and agility as we advance our U.S. business, namely our two recently acquired for profit colleges and our advanced open platform technology,” commented Dr. Huang. “Today, we greet the education sector from a position of strength as we work to institute technology-driven learning in the vast U.S. education markets.”

There can be no assurance that (i) the Proposal Letter will not be withdrawn, (ii) any definitive agreement relating to the transaction as contemplated by the Proposal Letter will be entered into, or (iii) the proposed transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading cross-border career educational and technology service provider, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in China and the United States of America.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information except as required under applicable law.

For investor and media inquiries, please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com